Super Group Reports Financial Results for Fourth Quarter of 2024

•	Revenue of approximately €1.7 billion; includes highest ever total revenue for a fourth quarter of approximately €500.0 million

•	Profit before tax for the year of €188.8 million and €96.8 million for the fourth quarter

•	Non-GAAP Adjusted EBITDA ex-US of €391.1 million for the year exceeded guidance and €128.8 million for the fourth quarter

•	Unrestricted cash of €355.8 million as of December 31, 2024

•	Minimum quarterly dividend target raised to 4.0 cents per share up from 2.5 cents
New York, NY – February 25, 2025 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced fourth quarter 2024 and full year 2024 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “The company made phenomenal progress in 2024, and we are proud of our strong finish to the year and the record-setting performance across the business. In December, we declared a special dividend, bringing our total 2024 shareholder returns to over $125 million, and going forward, I’m pleased to announce that we plan to increase our minimum quarterly dividend target to 4.0 cents per share up from 2.5 cents, in line with our commitment to continue returning excess cash to our shareholders. As we begin 2025, we are deeply focused on our key growth markets, offering a highly bespoke and localized product, maintaining a lean cost base and having a significant marketing budget ready for the right investment opportunities. We believe that Super Group is in an excellent position to build on last year’s success, and we look forward to another year of solid growth.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “We achieved our best results to date, delivering full year ex-U.S. revenue of €1.663 billion and ex-US Adjusted EBITDA of €391 million. In the US, our total investment for the year came in at €61 million, which we expect to reduce considerably in 2025 given our exclusive focus on iGaming. In the fourth quarter, we saw the benefit that operating leverage is having on our financial results, delivering our best ever ex-US quarterly results of Total Revenue of €487 million and Adjusted EBITDA of €129 million, a considerable margin of 26%. We are pleased to see continued momentum into 2025 and anticipate another year of double-digit growth across both Total Revenue and Adjusted EBITDA.”

Dividend Announcement
The Group is delighted to confirm that annual dividend program targets will be increased from 10.0 cents to a minimum of 16.0 cents cash per share in 2025, with payments made on a quarterly basis, subject to approval of Super Group’s Board of Directors, in its discretion, and subject to other potentially advantageous uses of funds. In line with this new target, Super Group's Board of Directors has declared the first dividend of 4.0 cents per share payable on March 28, 2025 to shareholders of record as of the close of business on March 10, 2025.

Quarterly Financial Highlights (Unaudited)
•Revenue increased by 39% to €500.0 million for the fourth quarter of 2024 from €359.9 million in 2023 (constant currency increase 39%).
•Profit before tax for the fourth quarter of 2024 was €96.8 million compared to a loss before tax of €44.9 million in 2023. The loss for the fourth quarter of 2023 was mainly affected by non-cash charges of €35.9 million relating to the impairment of the Digital Gaming Corporation Limited (“DGC”) cash generating unit, as well as €6.1 million relating to an increase in the fair value of a liability for a call option granted to a third-party to purchase the B2B division of DGC, which was exercised in the first quarter of 2024.
•Adjusted EBITDA, a non-GAAP financial measure, was €118.1 million in the fourth quarter of 2024 compared to €33.6 million in 2023.
•Monthly Average Customers for the fourth quarter of 2024 were 5.3 million compared to 4.7 million in 2023, a 12% increase.

Full Year Financial Highlights (Unaudited)
•Revenue increased by 18% to approximately €1.7 billion for 2024 from €1.4 billion in 2023 (constant currency increase 21%).
•Profit before tax was €188.8 million for 2024 compared to €16.8 million in 2023. The profit in 2024 includes non-cash charges of €13.0 million (2023: €28.6 million) relating to an increase in the fair value of a liability for a call option granted to a third-party to purchase the B2B division of DGC as well as a gain of €40.1 million relating to the sale of the division in February 2024. Additionally included in 2024 is a non-cash charge of €36.8 million (2023: €35.9 million) relating to the impairment of the DGC cash generating unit.
•Adjusted EBITDA, a non-GAAP financial measure, was €330.3 million for 2024 compared to €198.2 million in 2023. The measure for 2024 comprised Adjusted EBITDA ex-US of €391.1 million and an Adjusted EBITDA loss of €60.8 million in the US.
•Monthly Average Customers for 2024 were 4.8 million compared to 4.0 million in 2023, a 20% increase.
•Unrestricted cash was €355.8 million as of December 31, 2024 compared to €241.9 million at the end of 2023.

Guidance 2025
Super Group projects double-digit growth across both Total Revenue and Adjusted EBITDA.
•Ex-US guidance projections:
◦Total Revenue: >€1.830 billion
◦Adjusted EBITDA: >€435 million
•US guidance projections:
◦Total Revenue: ~€85 million
◦Adjusted EBITDA: Between €(30) and €(35) million
•Combined guidance projections:
◦Total Revenue: >€1.915 billion
◦Adjusted EBITDA: >€400 million

Preliminary Financial Results
The financial results included in this press release are preliminary, have not been audited and are subject to change upon completion of the audit of Super Group’s financial statements for the year ended December 31, 2024. As a result, these preliminary results may be different from the actual results that will be reflected in Super Group’s consolidated financial statements to be included as part of Super Group’s Annual Report on Form 20-F for the year ended December 31, 2024 to be filed with the U.S. Securities and Exchange Commission.

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Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
EBITDA, Adjusted EBITDA, Adjusted EBITDA ex-US, Adjusted EBITDA US and revenue on a constant currency basis are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business, impairment of assets, US sportsbook closure, market closure and other adjustments. Adjusted EBITDA ex-US is Adjusted EBITDA relating to the rest of the group, excluding Digital Gaming Corporation (“DGC”). Adjusted EBITDA US is Adjusted EBITDA relating to DGC. Constant currency revenue growth is calculated by translating non-Euro performance for 2023 and 2024 using 2023 exchange rates.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they provide additional perspective on the financial performance of our core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, other than revenue on a constant currency basis, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit before taxation to EBITDA and Adjusted EBITDA for the Three Months and for the Year ended December 31, 2024, in € ‘000s:

	Three Months Ended December 31		Year ended December 31
	2024	2023	2024	2023
Profit / (loss) before taxation	96,782	(44,863)	188,798	16,780
Finance income	(2,277)	(3,112)	(10,225)	(8,912)
Finance expense	1,429	947	6,082	2,726
Depreciation and amortization expense	17,161	20,585	77,709	82,189
EBITDA	113,095	(26,443)	262,364	92,783
Change in fair value of options	137	6,147	12,976	28,642
RSU expense	2,214	4,138	10,337	16,836
Unrealized foreign exchange	(2,606)	(83)	5,185	3,526
Gain on bargain purchase	—	(209)	—	(209)
Market closure	—	10,397	5,834	10,397
US Sportsbook closure	—	—	32,749	—
Gain on disposal of business	—	—	(40,135)	—
Impairment of assets	—	35,949	36,775	35,949
Other adjustments[1]	5,227	3,730	4,179	10,254
Adjusted EBITDA	118,067	33,626	330,264	198,178

Adjusted EBITDA, ex-US	128,780	51,186	391,094	255,033
Adjusted EBITDA, US	(10,713)	(17,560)	(60,830)	(56,855)
1 Other adjustments in 2024 includes Sportsbook acquisition related costs and certain legal costs and 2023 includes bad debt and SOX implementation fees relating to new acquisitions.

Webcast Details
The Company will host a webcast at 8:30 a.m. ET today to discuss the fourth quarter and full year 2024 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. Listed on the New York Stock Exchange (NYSE ticker: SGHC), Super Group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. Super Group’s successful sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Super Group has been ranked no. 6 in the EGR Power 50 for the last two years. For more information, visit www.supergroup.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 25, 2024, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

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